FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities and Exchange Act of 1934

For the month of April, 2006

API ELECTRONICS GROUP CORP.

(Formerly: API Electronics Group Inc.)

(Translation of registrant’s name into English)

505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

Yes:                            No:      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Relevant Event dated April 28, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

API ELECTRONICS GROUP CORP. (Formerly API Electronics Group Inc.)

Date: May 1, 2006	By:	/s/ Phillip DeZwirek
Phillip DeZwirek, Chairman of the Board,
Chief Executive Officer, Treasurer and Director

Management’s Discussion and Analysis

April 27, 2006

The following sets out management’s discussion and analysis of our financial condition and results of operations for the nine months ended February 28, 2006 and 2005. All financial information is presented in U.S. Dollars. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The management’s discussion and analysis (“MD&A”) should be read in conjunction with our annual consolidated financial statements and the accompanying notes for the year ended May 31, 2005.

Management’s discussion and analysis is comprised of the following:

•	Forward Looking Information

•	Corporate Overview and Outlook

•	Results of Operations

•	Quarterly Financial Information

•	Liquidity and Capital Resources

•	Off Balance Sheet Arrangements

•	Share Capital

•	Risk Factors and Risk Management

•	Related Party Transactions

•	Proposed Transactions

•	Critical Accounting Estimates

•	Changes in Accounting Policies

•	Impact of New Accounting Pronouncements

•	Financial Instruments

•	Subsequent Events

•	API Nanotronics Outlook

Forward Looking Information

Certain information in this MD&A and in other public announcements by the Company is forward-looking and is subject to important risks and uncertainties. Forward information includes information concerning the Company’s future financial performance, business strategy, plans, goals and objectives.

Factors which could cause actual results to differ materially from current expectations include, among other things, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits; competitive conditions in the business in which the Company participates; changes in defense spending; general economic conditions and normal business uncertainty; fluctuations in foreign currency exchange rates; and changes in laws, rules and regulations applicable to the Company.

The Company does not update forward-looking statements should circumstances or management’s assumptions, expectations, or estimates change.

Corporate Overview

API Electronics Group Corp. (“API” or “Company”) is a North American based company focused on the manufacture of specialized electronic components and microelectronic circuits. The corporate office of the Company is located in Toronto, Canada. Overviews of its subsidiaries are discussed below:

•	API Electronics, Inc. of Hauppauge, New York (“API Electronics”) is a leading designer and manufacturer of power transistors, small signal transistors, tuning diodes, hybrid circuits, resistor/capacitor networks, diodes, and other critical elements with precisely defined functional capabilities for advanced military, industrial, commercial, automotive and medical applications. The company is a leading supplier of defense electronic components to the U.S. Department of Defense and its subcontractors as well as having a strong commercial user base. In March, 2004, the Company purchased certain assets of Islip Transformer & Metal Co. Inc. (“Islip”), a private company that supplies critical systems and components to the U.S. Department of Defense. In August 2005, the Company purchased certain assets of Sensonics, Inc. (“Sensonics”), a private company that supplies components to the U.S. Department of Defense. These acquisitions further augment API’s in-demand components and systems for both government and corporate clients.

•	The Filtran Group (“Filtran Group”), comprised of Filtran Inc. of Ogdensburg, New York and Filtran Limited of Nepean, Ontario, Canada, is a leading global supplier of superior quality electronic components to major producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. In business since 1969, Filtran Group is ISO 9001:2000 registered and offers off-the-shelf and custom designed products and regularly ships components to clients in more than 34 countries. The Company acquired Filtran Group in May 2002. The acquisition broadened API’s product offerings for current and potential customers as well as providing synergies in the areas of engineering and technological capabilities.

•	TM Systems II Inc. of Hauppauge, New York (“TM II”), in business for over 30 years, supplies the Defense sector with naval landing and launching equipment, flight control and signalling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment. The Company acquired TM II in February 2003 thereby expanding API’s core-military and defense-related electronics business. TM II also maintains a manufacturing facility in Bridgeport, Connecticut.

API’s business strategy has been to strengthen its leadership position for its components through continued emphasis on technological advances, operational efficiencies, cost reductions, competitiveness and acquisitions.

The Company’s objectives are to seek long-term stable growth for all of its operating segments (API Electronics, Filtran Group and TM II) through continuous capital investment, employing today’s production methods and technologies and by demanding uncompromising quality control.

Outlook

API Electronics believes that new orders should increase as a result of the $447B military budget approved by the U.S. Congress. The Company has spent more than $400,000 on upgrades to its Hauppauge, New York facility in the past few years. In addition it has also put in place its ISO 9000-2000 system and, on June 1, 2005, received military certification from the Defense Logistics Agency as a certified manufacturer of silicon high power transistor devices in accordance with the requirements of MIL-PRF-19500M. This should enable API Electronics to emerge from the downturn in the technology industry with higher quality standards, improved products, and a lower cost structure.

Filtran Group’s main markets are with military subcontractors where they have strong demand for filters, power supplies, transformers and inductors. Filtran Group has outsourced the manufacturing of certain products to manufacturers in China and is working closely with them to maintain quality control and decrease the cost to manufacture. Filtran Group is aggressively pursuing growth strategies with the recent hiring of additional sales persons in the United States, setting up a nationwide representative market, and a product catalogue. Filtran Group has also developed a synergistic partnership with API Electronics targeting the military relay market.

TM II’s customer base consists primarily of various U.S. government departments, including the U.S. Navy, as well as numerous domestic and foreign corporations. The U.S. government has recently approved significant funds for ongoing Defense and homeland security. TM II believes that new domestic orders should increase as a result of this development. Furthermore, foreign country demand may also increase in response to global terror concerns. TM II’s Stabilized Glide Slope Indicator (SGSI) is an electro-hydraulic-optical landing system and designed for use on air capable and amphibious assault ships. Increasing operational readiness will require the Navy to be independent of land-based command centers. Furthermore, political conflicts have led to a reduction of land-bases available in certain foreign countries.

Results of Operation

Sales Revenue

Sales by Subsidiary	Nine Months Ended February 28, 2006	Nine Months Ended February 28, 2005	% Change
API Electronics	$3,874,036	$2,628,546	+47.4%
Filtran Group	$5,598,022	$4,242,496	+32.0%
TM II	$2,081,824	$2,169,564	-4.0%

	$11,553,882	$9,040,606	+27.8%

Overall, the Company recorded strong sales growth for the nine months ended February 28, 2006 as total sales revenue increased by 27.8% over the nine month period ended February 28, 2005.

API Electronics saw a sales revenue increase of 47.4% in 2006. Filtran Group saw sales revenue increase by 32.0% in 2006. TM II recorded sales revenue levels in 2006 that were 4.0% lower than 2005. The increase in sales revenue for API Electronics and Filtran was attributed to increased demand for their products in the defense sector. TM II sales decrease was attributed more to the timing of sales as demand continues to be strong.

The Company operates in two reportable segments that are distinguished by geographical location in Canada and the United States. Both segments manufacture electronic components.

	Nine Months Ended February 28, 2006		Nine Months Ended February 28, 2005
Sales by Geographic Segment	United States	Canada	United States	Canada
Sales Revenue	$6,727,874	$4,826,008	$5,383,549	$3,657,057

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The sales revenue increase year-over-year was realized in each of the two geographical reporting segments. API saw United States sales increase by 25.0% from $5,383,549 in 2005 to $6,727,874 in 2006 and Canada sales increased by 32.0% from $3,657,057 in 2005 to $4,826,008 in 2006.

Cost of Goods Sold and Gross Margin

Gross Margin by Subsidiary	Nine Months Ended February 28, 2006	Nine Months Ended February 28, 2005	% Change
API Electronics	28.3%	36.6%	-8.3%
Filtran Group	21.1%	16.2%	+4.9%
TM II	39.3%	44.3%	-5.0%

Overall	27.3%	30.6%	-3.3%

The Company’s overall gross margin was 27.3% of sales in 2006, a decrease from the 30.6% gross margin posted in 2005. Accordingly, the overall cost of sales was 72.7% in 2006, compared to 69.4% in 2005.

API Electronics posted a gross margin decrease of 8.3% in 2006 to the 28.3% level. Filtran Group saw their gross margin increase to 21.1% in 2006 from the 16.2% margin posted in 2005. TM II’s gross margin decreased by 5.0% to 39.3% in 2006. The increase in Filtran is attributed primarily to increased sales volume. The decreases in API Electronics and TM II are attributed primarily to increased overhead and raw material costs.

The major components of Cost of Sales are as follows:

	2006	% of sales	2005	% of sales
Manufacturing Labour	$1,866,831	16.2%	$1,895,925	20.9%
Raw Materials Cost	$3,665,247	31.7%	$2,265,532	25.1%
Manufacturing Overhead	$2,866,447	24.8%	$2,044,539	22.6%

The 2006 manufacturing labour as a percentage of sales decreased as a result of increased sales volume. The raw material costs as a percentage of sales increased, but is more in-line with the 30.1% figure for fiscal 2005. Manufacturing overhead as a percentage of sales increased as a result of higher expenses to support new quality standards.

Selling Expenses

Selling expenses increased to $912,503 for the nine months ended February 28, 2006 from $866,544 for the nine months ended February 28, 2005. As a percentage of sales, the 2006 selling expenses came in at 7.9%, a decrease from the 9.6% posted in 2005.

The major components of Selling Expenses are as follows:

	2006	% of sales	2005	% of sales
Payroll-Sales	$346,831	3.0%	$340,829	3.8%
Commissions	$358,144	3.1%	$303,822	3.4%

As a percentage of sales, the 2006 Payroll-Sales and Commissions were reasonably in line with the comparative percentage of sales in 2005.

General and Administrative Expenses

General and administrative expenses increased to $1,650,766 for 2006 from $1,434,954 in 2005. As a percentage of sales, the 2006 general and administration expenses were 14.3%, compared to 15.9% in 2005.

The major components of General and administrative expenses are as follows:

	2006	2005	$ Change
Officer Salaries	$159,091	$139,688	$19,403
Rent and Management Fees	$137,523	$137,523	$—
Office Salary	$183,189	$163,957	$19,232

The 2006 officer salary expense, rent and management fees and office salary expense are all reasonably comparable to the 2005 expenses.

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Amortization increased to $626,729 ($484,509 included in general and administration) during the nine months ended February 28, 2006 from the $594,584 ($461,281 included in general and administration) amount for the nine months ended February 28, 2005.

Stock-based Compensation Expense

The Company incurred $1,500,000 in stock-based compensation expense for the nine months ended February 28, 2006, compared to $933,000 for the nine months ended February 28, 2005. Compensation expense represents the fair value of stock options granted and vested during the period and is a new accounting requirement under Section 3870 of the CICA Handbook effective June 1, 2004 for the Company.

Business Development

Business development expense decreased to $14,112 in 2006 from $33,742 in 2005 as a result of reduced expenditures in this area.

Other Income and Expense

Other income during 2006 was $45,555, compared to the 2005 amount of $5,477. The components in 2006 are investment income in the amount of $20,941, a gain on sale of marketable securities of $70,462 offset by a loss on foreign exchange of $45,848. The components in 2005 are investment income in the amount of $8,962 offset by a loss on foreign exchange of $3,485.

Other expense relates to interest on short and long-term debt and the Company saw an increase from $11,622 in 2005 to $30,555 in 2006. The increase was attributed to increased usage of lines of credit in 2006.

Operating Income (Loss)

The Company posted an operating loss for the nine months ended February 28, 2006 of $922,023, compared to an operating loss of $497,130 for the nine months ended February 28, 2005. The increase in the operating loss was attributed primarily to a $1,500,000 stock-based compensation expense recognized in 2006, compared to $933,000 in 2005.

Net Income (Loss)

The Company incurred a net loss for the nine months ended February 28, 2006 of $932,494 ($0.36/share) compared to a net loss of $506,980 ($0.20/share) for nine months ended February 28, 2005.

Quarterly Financial Information

Two-Year Summary by Quarter (Unaudited)

	May 31, 2004	May 31, 2005				May 31, 2006
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Sales Revenue	$3,095,820	$2,852,267	$3,107,634	$3,080,705	$3,506,945	$3,908,520	$4,335,659	$3,309,703
Net Income (Loss)	$(235,622)	$(126,000)	$161,958	$(542,938)	$(97,414)	$255,383	$357,680	$(1,545,557)
Income (Loss), basic per share	$(0.10)	$(0.05)	$0.07	$(0.22)	$(0.04)	$0.10	$0.14	$(0.59)

During the period ended February 28, 2006, the Company continued to see quarterly year-over-year revenue growth.

The Company’s revenues are not, in general, seasonal.

Liquidity and Capital Resources

Liquidity

At February 28, 2006, the Company had cash and cash equivalents of $1,785,000, compared to $1,513,130 as at May 31, 2005. In addition, the Company had marketable securities of $2,545 at February 28, 2006, compared to $329,855 at May 31, 2005.

The following table identifies the Contractual Obligations of the Company as at February 28, 2006.

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	Total	Less Than 1 year	1 to 3 years	4-5 years	After 5 Years
Capital Lease Obligations	$52,199	$45,514	$4,657	$2,028	$—
Mortgages Payable	$9,333	$9,333	$—	$—	$—
Promissory Note	$200,000	$100,000	$100,000	$—	$—
Operating Leases	$30,157	$10,493	$14,030	$5,634	$—

Total Contractual Obligations	$291,689	$165,340	$118,687	$7,662	$—

At February 28, 2006, working capital totalled $4,698,061, compared to $4,103,057 at May 31, 2005. The current ratio at February 28, 2006 increased to 2.89:1 from the 2.58:1 ratio as at May 31, 2005. The quick ratio (which excludes inventory and prepaid expenses from current assets) was 1.22:1 at February 28, 2006 – a slight decrease from the 1.29:1 posted at May 31, 2005.

As at February 28, 2006, the Company’s working capital was sufficient to meet the Company’s current requirements.

Inventory rose 19.6% from $3,258,856 as at May 31, 2005 to $3,899,125 as at February 28, 2006. This was as result of increased production to meet sales demand. Accounts receivable decreased 18.6% from $1,427,395 as at May 31, 2005 to $1,162,120 as at February 28, 2006. This was as a result of improved collection cycles. Accounts payable increased 34.2% from $1,450,502 at May 31, 2005 to $1,945,889 as at February 28, 2006. This was a result of increased purchasing to meet sales demand. Deferred revenue decreased 89.1% from $643,028 at May 31, 2005 to $69,850 at February 28, 2006. This was as a result of fewer progress amounts billed on current projects at February 28, 2006.

Long-term debt (current and long-term portion) increased from $120,031 at May 31, 2005 to $261,532 at February 28, 2006, as a result of the acquisition of certain assets of Sensonics.

Bank indebtedness from the line of credit decreased from $342,090 at May 31, 2005 to $233,848 at February 28, 2006.

The debt to equity ratio (current & long-term debt to shareholder’s equity) was 0.32 as at February 28, 2006 and consistent to the 0.32 as at May 31. 2005.

Total assets increased to $12,818,485 at February 28, 2006 from $12,646,328 as at May 31, 2005.

Cash generated (used) in operating activities decreased to $657,778 for nine months ended February 28, 2006, compared to $768,609 for the nine months ended February 28, 2005.

The major source of cash in 2006 was provided through proceeds on sale of marketable securities of $484,060 and the issue of common shares of $1,000,000.

The major source of cash in 2005 was provided through bank indebtedness advances of $550,285 and the issue of common shares of $1,056,000.

The major use of cash during 2006 was the repurchase of common shares in the amount of $1,497,566, the purchase of marketable securities of $86,288, the purchase of capital assets in the amount of $105,883, repayment of bank indebtedness in the amount of $121,836 and the repayment of long-term debt in the amount of $58,499.

The major use of cash during 2005 was the purchase of capital assets in the amount of $297,176, the repayment of long-term debt in the amount of $34,675, the purchase of marketable securities of $91,946, and the repurchase of common shares of $189,637.

Capital Resources

The Company’s subsidiary API Electronics has a working capital line of credit of $500,000. At February 28, 2006, the corporation had borrowed $77,000 against this line (May 31, 2005 - $167,000). The credit is secured by all of its assets pursuant to a general security agreement. The bank indebtedness is due on demand and bears interest at prime plus 1%.

The Company’s subsidiary Filtran Limited has a line of credit of $871,000 ($1,000,000 Cdn). The credit is secured by a general security agreement and a first collateral mortgage on Filtran Limited’s assets and building. The bank indebtedness bears interest at prime. At February 28, 2006, the corporation had borrowed $156,848 against this line (May 31, 2005 - $175,090).

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The Company is not committed to any significant capital expenditures at present.

API believes that cash flows from operations, funds available under its credit facilities and other sources of cash will be sufficient to meet its anticipated cash requirements.

Off Balance Sheet Arrangements

During 2006 and 2005, the Company did not use Off Balance Sheet Arrangements.

Share Capital

As of February 28, 2006, there were 2,815,304 common shares issued and outstanding and 510,000 stock options outstanding at exercise prices ranging from $4.50 to $7.50 with remaining average contractual lives of approximately 4.9 years.

During the period ended February 28, 2006, the Company acquired 269,092 shares (May 31, 2005 – 139,735) at a cost of $1,497,566 (May 31, 2005 - $723,289) under a common share buyback plan. Also in 2006, 400,000 stock options were exercised (2005 – 440,000) and 500,000 stock options granted (2005 – 400,000).

Risk Factors and Risk Management

The Semiconductor and Electronic Components Businesses Are Highly Competitive and Increased Competition Could Reduce the Value of an Investment in the Company

The semiconductor and electronic component industries, including the areas in which API, Filtran Group and TM Systems do business, are highly competitive. The Company expects intensified competition from existing competitors and new entrants. Competition is based on price, product performance, product availability, quality, reliability and customer service. Even in strong markets, pricing pressures may emerge. For instance, competitors may attempt to gain a greater market share by lowering prices.

Reliance on Defense Spending

The Company is dependent upon the U.S. defense industry and its military subcontractors for the sale of many of its products. While the U.S. government currently plans increases in defense spending, the actual timing and amount of such increases has been occurring at a rate that has been slower than expected. In addition, changes in appropriations and in the national defense policy and decreases in ongoing defense programs could adversely affect the Company’s performance. Such occurrences are beyond the Company’s control. The effects of defense spending increases are difficult to estimate and subject to many sources of delay.

New Technologies Could Result in the Development of Competing Products and a Decrease in Demand for the Company’s Products

The failure of either the Company or any of its subsidiaries to develop new technologies or to react to changes in existing technologies could materially delay their development of new products (which, for API, are typically adaptations of existing products formerly manufactured by others), which could result in decreased revenues and/or a loss of the Company’s market share to competitors.

Growth-Related Risks

The Company may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Growth and expansion activities are subject to a number of risks, including:

•	unavailability or late delivery of the advanced, and often customized, equipment used in the production of our products;

•	delays in bringing new product equipment on-line;

•	delays in supplying products to our existing customers; and

•	unforeseen environmental or engineering problems relating to existing or new facilities.

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These and other risks may affect the ultimate cost and timing of our present or future expansion of our capacity.

The inability of the Company to manage its growth could have a material adverse impact on its business, operations and prospects.

Risks Related to Complexity of Manufacturing Processes

The Company’s manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. The Company’s operations could be materially adversely affected if production at any of its facilities is interrupted for any reason. The Company may experience manufacturing difficulties in the future.

The Company May Not be Able to Develop New Products to Satisfy Changes in Demand

The industries in which the Company operates are dynamic and constantly evolving. The Company cannot assure investors that it will successfully identify new product opportunities and develop and bring products to market in a timely and cost-effective manner, or those products or technologies developed by others will not render the Company’s products or technologies obsolete or noncompetitive. In addition, to remain competitive the Company must continue to improve manufacturing yields and expand sales. The Company may not be able to accomplish these goals.

The introduction of new products presents significant business challenges because product development commitments and expenditures must be made well in advance of product sales. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

•	timely and efficient completion of process design and development;

•	timely and efficient implementation of manufacturing and assembly processes;

•	product performance;

•	the quality and reliability of the product; and

•	effective marketing, sales and service.

The failure of our products to achieve market acceptance due to these or other factors could harm our business.

Our Products May be Found to be Defective, Product Liability Claims May Be Asserted Against Us and We May Not Have Sufficient Liability.

One or more of our products may be found to be defective after shipment, requiring a product replacement, recall or a software fix which would cure the defect but impede performance of the product. We may also be subject to product returns which could impose substantial costs and harm our business.

Product liability claims may be asserted with respect to our technology or products. Although we currently have insurance, there can be no assurance that we have obtained a sufficient amount of insurance coverage, that asserted claims will be within the scope of coverage of the insurance, or that we will have sufficient resources to satisfy any asserted claims.

Failure to Protect the Company’s Proprietary Technologies or Maintain the Right to Use Certain Technologies May Negatively Affect the Company’s Ability to Compete

The Company relies heavily on its proprietary technologies, which consist primarily of drawings, specifications and processes purchased from others. The Company’s future success and competitive position may depend in part upon its ability to obtain or maintain protection of certain proprietary technologies used in principal products. The Company generally does not have, nor does it generally intend to apply for, patent protection on any aspect of its technology or its business processes or methods. The Company’s reliance upon protection of some of its technology as “trade secrets” will not necessarily protect it from the use by other persons of its technology, or the use by others of technology that is similar or superior to that which is embodied in the Company’s trade secrets. Others may be able independently to duplicate or improve upon the Company’s technology in whole or in part. The Company cannot assure investors that it will be able to maintain the confidentiality of its technology, dissemination of which could have a material adverse effect on its business. In addition, litigation may be necessary to determine the scope and validity of the Company’s proprietary rights. Obtaining or protecting the Company’s proprietary rights may require the Company to defend claims of intellectual property infringement by its competitors. While the Company currently is not engaged as a defendant in intellectual property litigation that it believes will have a material adverse effect on its business, the Company could become subject to lawsuits in which it is alleged that the Company has infringed upon the intellectual property rights of others.

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If any such infringements exist, arise or are claimed in the future, the Company may be exposed to substantial liability for damages and may need to obtain licenses from patent owners, discontinue or change its processes or products or expend significant resources to develop or acquire non-infringing technologies. The Company cannot assure investors that it would be successful in such efforts or that such licenses would be available under reasonable terms. The Company’s failure to develop or acquire non-infringing technologies or to obtain licenses on acceptable terms or the occurrence of related litigation itself could have a material adverse effect on the Company’s operating results and financial condition.

The Company Must Commit Resources to Product Production Prior to Receipt of Purchase Commitments and Could Lose Some or All of the Associated Investment

The Company sells many of its products pursuant to purchase orders for current delivery, rather than pursuant to long-term supply contracts. Many of these purchase orders may be revised or cancelled prior to shipment without penalty. As a result, the Company must commit resources to the production of products without any advance purchase commitments from customers. The cancellation or deferral of product orders, the return of previously sold products, or overproduction due to the failure of anticipated orders to materialize, could result in the Company holding excess or obsolete inventory, which could result in inventory write-downs. The Company’s inability to sell products after it has devoted significant resources to them could have a material adverse effect on the Company’s business, financial condition and results of operations.

Variability of the Company’s Manufacturing Yields May Affect the Company’s Gross Margins

The Company’s manufacturing yields vary significantly among products, depending on the complexity of a particular integrated circuit’s design and the Company’s experience in manufacturing that type of integrated circuit. In the past, the Company has experienced difficulties in achieving planned yields, which have adversely affected the Company’s gross margins.

The fabrication of integrated circuits is a highly complex and precise process. Problems in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous integrated circuits on each wafer to be nonfunctional, thereby reducing yields. These difficulties include:

•	defects in masks, which are used to transfer circuit patterns onto the Company’s wafers;

•	impurities in the materials used;

•	contamination of the manufacturing environment; and

•	equipment failure.

The manufacture of filters and transformers is a multi-level process. Each component has dependency on the other. Each raw material must yield consistent results or productivity is adversely affected. The difficulties that may be experienced in this process include:

•	impurities in the materials used;

•	equipment failure; and

•	bottlenecks (product cannot move to the next stage until the previous stage is completed).

The manufacturing process for the stabilized Glide Slope Indicator (SGSI) is a unique process in that it is highly reliant on subcontractors. These units are comprised of four major units, three of which are manufactured by separate manufacturing companies.

The difficulties that may be experienced in this process include:

•	defects in subcontractors components;

•	impurities in the materials used;

•	equipment failure; and

•	reliability of subcontractor.

Because a large portion of the Company’s costs of manufacturing these products are relatively fixed, it is critical for the Company to improve the number of shippable integrated circuits per wafer and increase the production volume of wafers in order to maintain and improve the Company’s results of operations. Yield decreases can result in substantially higher unit costs, which could materially and adversely affect the Company’s operating results and have done so in the past. Moreover, the Company cannot assure investors that it will be able to continue to improve yields in the future or that it will not suffer periodic yield problems, particularly during the early production of new products or introduction of new process technologies. In either case, the Company’s results of operations could be materially and adversely affected.

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Risks Related to Supply of Materials and Services

The Company purchases most of its raw materials, including silicon wafers, bobbins, cores, diodes, hydraulic pumps, gyroscopes, stabilized platforms, and electronic transformers on a purchase order basis from a number of vendors. Although the Company tries to have alternative supply sources for all necessary materials, some materials and services have a single source supplier. If any subcontractors or vendors are unable to provide these materials in the future, the relationships with the Company’s customers could be seriously affected and its revenues, financial condition and cash flows could be severely damaged. Although the Company seeks to reduce its dependence on sole and limited source suppliers both for services and for materials, disruption or financial, operational, production or quality assurance difficulties at any of these sources could occur and cause the Company to have problems with the delivery of necessary supplies.

Inventories May Become Obsolete

The life cycles of some of the Company’s products depend heavily upon the life cycles of the end products into which these products are designed. Products with short life cycles require the Company to manage closely its production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. The life cycles for electronic components have been shortening over time at an accelerated pace. The Company may be adversely affected in the future by obsolete or excess inventories which may result from unanticipated changes in the estimated total demand for the Company’s products or the estimated life cycles of the end products into which the Company’s products are designed.

The Company’s International Operations and Sales Expose the Company to Material Risks

The Company expects revenues from foreign markets to continue to represent a portion of total revenues. The Company maintains contracts with entities in the United States, Canada, Europe and certain other countries. There are risks inherent in doing business internationally, including:

•	changes in, or impositions of, legislative or regulatory requirements, including environmental regulations and tax laws in the countries in which the Company sells its products;

•	trade restrictions;

•	local economic conditions;

•	transportation delays;

•	work stoppages;

•	economic and political instability;

•	changes in import/export regulations, tariffs and freight rates;

•	difficulties in collecting receivables and enforcing contracts generally;

•	currency exchange rate fluctuations;

•	possibility of involvement in legal proceedings in a foreign country; and

•	terrorism or insurgencies of some sort.

In addition, the laws of certain foreign countries may not protect the Company’s products or intellectual property rights to the same extent as do U.S. and Canadian laws. Therefore, the risk of piracy of the Company’s technology and products may be greater in these foreign countries. Although the Company has not experienced any material adverse effect on its operating results as a result of these and other factors, the Company cannot assure investors that such factors will not have a material adverse effect on the Company’s financial condition and operating results in the future.

Delays in Production, Implementing New Production Techniques or Resolving Problems Associated with Technical Equipment Malfunctions Could Adversely Affect the Company’s Manufacturing Efficiencies

The Company’s manufacturing efficiencies will be an important factor in its future profitability, and the Company cannot assure investors that it will be able to maintain or increase its manufacturing efficiencies. The Company’s manufacturing processes are highly complex, require advanced and costly equipment, and are continually being modified in an effort to improve yields and product performance. The Company may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, upgrading or expanding existing facilities, or changing process technologies, any of which could result in a loss of future revenues. The Company’s operating results also could be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

9

Interruptions, Delays or Cost Increases Affecting the Company’s Materials, Parts, Equipment or Subcontractors May Impair the Company’s Competitive Position.

The Company’s manufacturing operations depend upon obtaining adequate supplies of materials, parts and equipment, including silicon, mold compounds, lead frames, bobbins, cores, diodes, hydraulic pumps, gyroscopes, stabilized platforms, and electronic transformers on a timely basis from third parties. The Company’s results of operations could be adversely affected if it is unable to obtain adequate supplies of materials, parts and equipment in a timely manner, or if the costs of materials, parts or equipment increase significantly. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. If any such suppliers experience financial difficulties, the Company could be adversely affected. Although the Company generally uses materials, parts and equipment available from multiple suppliers, it has a limited number of suppliers for some materials, parts and equipment. While the Company believes that alternate suppliers for these materials, parts and equipment are available, an interruption or termination of supply sources could materially impair the Company’s operations.

Some of the Company’s products are assembled and tested by third-party subcontractors. The Company does not have any long-term agreements with these subcontractors. As a result, the Company may not have assured control over its product delivery schedules or product quality. Due to the amount of time typically required to qualify assemblers and testers, the Company could experience delays in the shipment of its products if it is forced to find alternative third parties to assemble or test them. Any product delivery delays in the future could have a material adverse effect on the Company’s operating results and financial condition. The Company’s operations and ability to satisfy customer obligations could be adversely affected if its relationships with these subcontractors were disrupted or terminated.

Although the Company seeks to reduce its dependence on its sole and limited source suppliers, disruption or termination of any of these sources could occur, and such disruptions or terminations could harm the Company’s business and operating results. In the event that any of the Company’s subcontractors were to experience financial, operational, production or quality assurance difficulties resulting in a reduction or interruption in supply, its operating results would suffer until alternate subcontractors, if any, became available.

Environmental Liabilities Could Adversely Impact the Company’s Financial Position

United States federal, state and local laws and regulations and federal, provincial and local laws, rules and regulations in Canada, impose various restrictions and controls on the discharge of materials, chemicals and gases used in the Company’s manufacturing processes. In addition, under some laws and regulations, the Company could be held financially responsible for remedial measures if its properties are contaminated or if it sends waste to a landfill or recycling facility that becomes contaminated, even if the Company did not cause the contamination. Also, the Company may be subject to common law claims if it releases substances that damage or harm third parties. Further, future changes in environmental laws or regulations may require additional investments in capital equipment or the implementation of additional compliance programs in the future. Any failure to comply with environmental laws or regulations could subject the Company to serious liabilities, and could have a material adverse effect on its operating results and financial condition.

In the conduct of the Company’s manufacturing operations, it has handled and continues to handle materials that are considered hazardous, toxic or volatile under U.S. federal, state and local laws and Canadian, federal, provincial and local laws, rules and regulations. The risk of accidental release of such materials cannot be completely eliminated. In addition, contaminants may migrate from or within, or through property. These risks may give rise to claims. Where third parties are responsible for contamination, the third parties may not have funds, or make funds available when needed, to pay remediation costs imposed under environmental laws and regulations.

Fluctuations and Changes in Earnings

While API has been in business for approximately 20 years, it has experienced losses in some of its recent financial years, including the fiscal years ended May 31, 1999, 2000, 2002, 2003, 2004 and 2005. API may experience significant fluctuations in future quarterly results that may be caused by many factors, including (i) the pace of development of its business; (ii) changes in the level of marketing and other operating expenses to support future growth; (iii) competitive factors; (iv) product obsolescence; (v) availability of adequate supplies; (vi) changes in manufacturing yields, and (vii) general economic conditions.

Dependence on Additional Financing

The Company may require additional financing in order to support expansion, develop new or enhanced services or products, respond to competitive pressures, acquire complementary businesses or technologies, or take advantage of unanticipated opportunities. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions, as well as the business performance of the Company. There can be no

10

assurance that the Company will be successful in its efforts to arrange additional financing under satisfactory terms. If additional financing is raised by the issuance of shares of the Company’s Common Stock, the Company’s shareholders may suffer dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Risks Related to Fire, Natural Disaster, Other Disasters, and Equipment Problems

If a fire, natural disaster or any other catastrophic event prevents the Company or any of its subsidiaries from operating their factories for more than a few days, the Company’s revenues and financial condition could be severely impacted. The Company has four manufacturing facilities located in different locations and although it is unlikely that a fire, natural disaster or similar occurrence would affect all such facilities, the loss of the use of one of these facilities would negatively impact the Company. In addition, it is possible that a catastrophic event such as the attacks of September 11, 2001, could impact all facilities for some period of time. There are a number of foundries which, given appropriate lead times, could meet some of the Company’s fabrication needs. However, in the event the Company has to use such foundries, it cannot guarantee that it will be able to meet its customers’ required delivery schedules. Because of the unique nature of the Company’s manufacturing processes, it would be difficult for the Company to arrange for independent suppliers to produce semiconductors, microelectronic circuits, bobbins, cores, diodes or other electronic components in a short period of time. While the Company believes that it has sufficient manufacturing capacity to meet its near term plans, prolonged problems with the equipment at any of the facilities could cause the Company to miss its production goals.

Dependence on Key Personnel

The Company is dependent upon a small number of key personnel. The loss of the services of one or more of such personnel could have a material adverse effect on the Company. The Company’s success will depend in large part on the efforts of these individuals. It is not currently proposed that there will be any long-term employment agreements or key-man insurance in respect of such key personnel. The Company will face intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

Related Party Transaction

(a)	Included in general and administrative expenses are consulting fees of $45,479 (2005 - $42,590) paid to an individual who is a director and officer of the Company and rent, management fees, and office administration fees of $137,523 (2005 - $137,523) paid to a corporation in which two of the directors are also directors of the Company.

(b)	Included in accounts payable at year end are amounts payable to an individual who is a director of the Company for consulting fees and expenses in the amount of $5,228 (May 31, 2005 - $12,106)

(c)	Included in other income is a gain on sale of marketable securities of CECO Environmental Corp. in the amount of $70,462 (2005 - $Nil). CECO Environmental Corp. is a corporation in which two of its directors are also directors of the Company.

These related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties

Proposed Transactions

On March 16, 2006, the API signed a letter of intent that provides for a merger agreement with Rubincon Ventures Inc. See Subsequent Events for details on this proposed transaction.

Critical Accounting Estimates

Our significant accounting policies are fully described in the notes to the consolidated financial statements. Some of API’s accounting policies involve estimates that require management’s judgment in the use of assumptions about matters that are uncertain at the time the estimate is made. Different estimates, with respect to key variables used for the calculations, or changes to estimates, could potentially have a material impact on API’s financial position or results of operations. The development and selection of the critical accounting estimates are described below.

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Goodwill and Intangible Assets

We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. Such determinations involve considerable judgment and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

Goodwill is initially recorded when the initial purchase price for an acquisition exceeds the fair value of the net identified tangible and intangible assets acquired. Goodwill is not amortized but rather is periodically assessed for impairment. We perform an annual review or more frequently if circumstances indicate that a potential impairment exists to determine if the recorded goodwill is impaired.

We also review amortizable intangible assets for impairment whenever circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows.

Inventories

Inventories are valued at the lower of cost and net realizable value. Due provision has been made for slow moving and obsolete inventories. As a result of a high rate of technological change management closely monitors the quality and profile of inventories to identify items which may present a risk. Management reviews inventory items on a regular basis which minimizes overall risk. Estimated unrecoverable amounts are charged to earnings in the period in which the risk is identified.

Receivables

Management follows conservative practices in granting trade credit and diligently practices several credit minimizing techniques. Management regularly reviews the entire accounts receivable portfolio and updates, based on most current available information, its estimate of unrecoverable amounts. The amounts form the basis of the Company’s allowance for doubtful accounts.

Accounting for Income Taxes

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against income tax assets. We operate in multiple geographic jurisdictions and, to the extent we have profits in each jurisdiction, these profits are taxed pursuant to the tax laws of their jurisdiction. In preparing the consolidated financial statements, the Corporation is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These temporary differences result in future income tax assets and liabilities, which are recorded on the consolidated balance sheet. The Company assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery is not “more likely than not,” a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Revenue Recognition

We follow specific guidelines in measuring revenue, however certain judgments affect the application of the policies. Revenue from contracts is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Provisions for warranty claims and other allowances are made based on contract terms and prior experience. Non-contract revenue when it is realized or realizable and earned. The Company considers non-contract revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Delivery does not occur until products have been shipped and risk of loss and ownership has transferred to the client.

12

Changes in Accounting Policies

Stock Based Compensation

Effective June 1, 2004, the Company adopted the revised CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-based Payments” which requires the application of a fair value method of accounting to all stock-based compensation payments to employees. Under this method, API is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. In accordance with the transitional provisions of Section 3870, the Company has retroactively applied the fair value method of accounting to stock option awards and warrant extensions granted since June 1, 2002 using the Black-Scholes option-pricing model. An adjustment to the opening deficit at June 1, 2004 in the amount of $1,876,956 has been recorded representing the total stock-based compensation expense had the fair value method been used for employee stock options granted and warrants modified after June 1, 2002. The offset to deficit is an increase in contributed surplus in the amount of $1,876,956 resulting in no net change to shareholders’ equity. The adjustment represents the total compensation expense which would have been recorded had the fair value method been used for stock options granted after June 1, 2002.

Amortization of Customer Contracts

During the year ended May 31, 2004, the Company changed its accounting policy for the amortization of customer contracts from the straight line basis to a basis which more closely matches the revenue earned from these contracts to the amortization for the year. The effect of this change was a reduction of amortization for the current year of $135,881. The change has been accounted for on a retroactive basis with restatement of the prior year figures. The effect of the change is to increase amortization in the prior year by $48,531, the deficit of the 2003 year by $48,531 and reduce the 2004 year deficit by $87,350.

Impairment of Long-Lived Assets

Effective June 1, 2004, API prospectively adopted the new CICA recommendations for the impairment of long-lived assets. A long-lived asset is an asset that does not meet the definition of a current asset. The new standard requires recognition of an impairment loss when the carrying value of a long-lived asset is not recoverable and exceeds its fair value. Under the new standards, any impairment loss is measured as the amount by which the carrying value of a long-lived asset exceeds its fair value. The new standard is not expected to have any material impact on our consolidated financial position or results of operation on adoption.

Impact of New Accounting Pronouncements

Variable Interest Entities

We plan to adopt the CICA Accounting Guideline 15 (AcG-15) on the consolidation of variable interest entities which is effective for annual and interim periods beginning on or after November 1, 2004. Variable interest entities refer to those entities that are subject to control on a basis other than ownership of voting interest. AcG-15 provides guidance for identifying variable interest entities and the criterion for determining consolidation. We have determined that adoption of this standard will not have any material effect in our results form operations or financial position.

Financial Instruments - Disclosure and Presentation

In November 2003, CICA Handbook Section 3860, Financial Instruments – Disclosure and Presentation was amended to require certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability. The amendments are expected to be effective for fiscal years beginning after November 1, 2004 and would be applied retroactively, thus requiring restatement.

We have not yet determined the impact of the adoption of this standard on our results of operations or financial position.

Financial Instruments – Recognition and Measurement

In January 2005, the CICA released new Handbook Section 3855, Financial Instruments – Recognition and Measurement, effective for annual and interim periods beginning after October 1, 2006. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, sometimes using fair values and at other times using cost-based measures. It also specifies how financial instruments gains and losses are to be presented, and defines financial instruments to include accounts receivable and payable, investments in debt and equity securities and derivative contracts.

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We have not yet determined the impact of the adoption of this standard on our results of operations or financial position.

Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting and display of comprehensive income. It defines other comprehensive income to include revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. The section does not address issues of recognition or measurement for comprehensive income and its components. The requirements in this section are in addition to Section 1530 and recommend that an enterprise should present the following components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus and reserves.

We have not yet determined the impact of the adoption of this standard on our results of operations or financial position.

Financial Instruments

During 2006 and 2005, the Company did not use financial instruments and did not engage in swaps, futures, or hedging contracts, as the Company’s operations would not normally require use of such instruments.

Evaluation and Effectiveness of Disclosure Controls and Procedures

The Company has established and maintains disclosure controls and procedures over financial reporting. The certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of February 28, 2006 and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in interim filings. There have not been any material changes in these controls as at April 27, 2006.

Subsequent Events

On March 16, 2006, API signed a letter of intent with Rubincon Ventures, Inc. to enter into a combination agreement to combine the two entities. The agreement between the two companies provides that shareholders of API will receive (i) 10 common shares of a Canadian subsidiary of Rubincon Ventures which are exchangeable on a share for share basis for shares of Rubincon Venture for each share of API, or (ii) 10 shares of Rubincon Ventures for each share of API. The new entity created by the business combination will be known as API Nanotronics Corp. Current API management will manage the combined company and the board of directors will be controlled by current members of board of directors of API. The completion of the transaction is subject to the approval of the shareholders of both companies and the completion of the required legal and regulatory documentation.

API Nanotronics Outlook

Upon the closing of the merger with Rubincon Ventures, Inc., API will change its name to API Nanotronics Corp. and will be positioned to take advantage of the significant nanotechnology opportunity in the defense sector. API Nanotronics will leverage:

•	API’s existing long-standing client relationships and position as a leading supplier of electronic components to the defense industry;

•	Rubincon’s world renowned nanotechnology scientist who has experience in both nanotechnology research and products;

•	Rubincon’s existing cash balance and access to capital; and

•	Expected growth in the nanotechnology market, which is expected to reach $1 trillion worldwide by 2015 (source: NSF) and in which the defense sector is expected to be one of the biggest benefactors of this growth.

API Nanotronics is also expected to continue API’s strategy of being a consolidator in the fragmented niche defense component sector through the acquisitions of additional manufacturers located throughout the U.S.

14

NOTICE TO SHAREHOLDERS

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2006

API ELECTRONICS GROUP CORP.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for API Electronics Group Corp. have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles consistently applied. The most significant of these policies have been set out in the May 31, 2005 audited consolidated financial statements. These statements are presented on an accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Corporation is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these financial statements have been fairly stated.

Disclosure Required Under National Instrument 51-102 – “Continuous Disclosure Obligations” – Part 4.3(3)(a)

The auditor of API Electronics Group Corp. has not performed a review of the unaudited consolidated financial statements for the nine months ended February 28, 2006 and February 28, 2005.

API Electronics Group Corp.

Consolidated Balance Sheets

(Expressed in US Dollars)

	February 28 2006 (Unaudited)	May 31 2005 (Audited)
Assets

Current
Cash and cash equivalents	$1,785,000	$1,513,130
Marketable securities (Note 2)	2,545	329,855
Accounts receivable	1,162,120	1,427,395
Inventories (Note 3)	3,899,125	3,258,856
Future tax asset	76,000	76,000
Prepaid expenses	263,105	97,360

Total Current Assets	7,187,895	6,702,596
Capital assets (Note 4)	3,013,895	3,080,395
Future tax asset	295,500	295,500
Goodwill	997,611	997,611
Intangible assets (Note 5)	1,323,584	1,570,226

	$12,818,485	$12,646,328

Liabilities and Shareholders’ Equity

Current
Bank indebtedness (Note 6)	$233,848	$342,090
Accounts payable	1,945,889	1,450,502
Deferred revenue	69,850	643,028
Future income tax liability	85,400	85,400
Current portion of long-term debt (Note 7)	154,847	78,519

Total Current Liabilities	2,489,834	2,599,539
Future income tax liability	501,000	501,000
Long term debt (Note 7)	106,685	41,512

	3,097,519	3,142,051

Shareholders’ equity
Share capital (Note 8(b))	13,151,189	12,498,696
Contributed surplus (Note 8(f))	1,211,709	861,768
Cumulative foreign exchange translation adjustment	650,078	503,329
Deficit	(5,292,010)	(4,359,516)

	9,720,966	9,504,277

	$12,818,485	$12,646,328

On behalf of the Board:

(signed) Phillip DeZwirek

(signed) Jason DeZwirek

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Consolidated Statements of Operations and Deficit

(Expressed in US Dollars)

	Nine Months Ended February 28		Three Months Ended February 28
(Unaudited)	2006	2005	2006	2005
Sales	$11,553,882	$9,040,606	$3,309,703	$3,080,705

Cost of sales	8,398,524	6,269,496	2,533,884	2,131,419

Gross profit	3,155,358	2,771,110	775,819	949,286

Expenses
Business development	14,112	33,742	173	8,863
Selling expenses	912,503	866,544	296,309	300,184
General and administrative	1,650,766	1,434,954	481,320	446,779
Stock-based compensation (note 8(e))	1,500,000	933,000	1,500,000	713,000

	4,077,381	3,268,240	2,277,802	1,468,826

Operating Income (Loss)	(922,023)	(497,130)	(1,501,983)	(519,540)

Other (Income) Expenses
Other income	(45,555)	(5,477)	24,878	16,795
Interest expense	30,555	11,622	9,696	4,804

	(15,000)	6,145	34,574	21,599

Income (loss) before income taxes	(907,023)	(503,275)	(1,536,557)	(541,139)
Income taxes	25,471	3,705	9,000	1,799

Net income (loss) for the period	(932,494)	(506,980)	(1,545,557)	(542,938)
Deficit, beginning of period	(4,359,516)	(1,878,166)	(3,746,453)	(3,719,164)
Fair value of stock options granted and warrants modified – Cumulative adjustment at June 1, 2004 (Note 8(e))		(1,876,956)	—	—

Deficit, end of period	$(5,292,010)	$(4,262,102)	$(5,292,010)	$(4,262,102)

Earning per share – basic	$(0.36)	$(0.20)	$(0.59)	$(0.22)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Consolidated Statements of Cash Flows

(Expressed in US$)

	Nine Months Ended February 28		Three Months Ended February 28
(Unaudited)	2006	2005	2006	2005
Cash provided by (used in)

Operating activities
Net income (loss) for the period	$(932,494)	$(506,980)	$(1,545,557)	$(542,938)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	626,729	594,584	134,387	167,062
Stock options expensed	1,500,000	933,000	1,500,000	713,000
Gain on sale of marketable securities	(70,462)	—	(512)	—
Net change in non-cash working capital balances (Note 9)	(465,995)	(251,995)	217,087	15,079

	657,778	768,609	305,405	352,203

Investing activities
Purchase of capital assets	(105,883)	(297,176)	(30,652)	(75,202)
Purchase of marketable securities	(86,288)	(91,946)	—	(91,946)
Proceeds on sale of marketable securities	484,060	—	214,268	—

	291,889	(389,122)	183,616	(167,148)

Financing activities
Issue of common shares	1,000,000	1,056,000	1,000,000	1,056,000
Common shares repurchased	(1,497,566)	(189,637)	—	(189,637)
Bank indebtedness advances (repayments)	(121,836)	550,285	(118,580)	202,785
Long-term debt repayments	(58,499)	(34,675)	(17,528)	125

	(677,901)	1,381,973	863,892	1,069,273

Foreign exchange gain (loss) on cash held in foreign currency	104	12,357	652	10,707

Net increase (decrease) in cash	271,870	1,773,817	1,353,565	1,265,035

Cash, beginning of period	1,513,130	634,058	431,435	1,142,840

Cash, end of period	$1,785,000	$2,407,875	$1,785,000	$2,407,875

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

February 28, 2006 and 2005

Nature of Business	API Electronics Group Corp. (“the Company”) business focus is the manufacture and design of high reliability semiconductor and microelectronics circuits for military, aerospace and commercial applications. Through recent acquisitions, the Company has expanded its manufacturing and design of electronic components to include filters, transformers, inductors, and custom power supplies for land and amphibious combat systems, mission critical information systems and technologies, shipbuilding and marine systems, and business aviation.

Business Acquisitions	On May 31, 2002 the Company completed the acquisition of all the outstanding common shares of Filtran Inc. (“Filtran USA”), a private company incorporated under the laws of the State of New York; Filtran Limited (“Filtran Canada”), a private company incorporated under the laws of Ontario; Canadian Dataplex Limited (“CDL”), a private company incorporated under the laws of Canada, and Tactron Communications (Canada) Limited (“TCCL”), a private company incorporated under the laws of Ontario. On June 1, 2003 CDL, TCCL and Filtran Canada were amalgamated under the name Filtran Canada. Filtran USA and Filtran Canada are known collectively as the “Filtran Group”. The Filtran Group’s business focus is similar to that of the Company.

On May 23, 2002 the company incorporated an entity named “5/23 Corp” under the laws of the State of Delaware. On January 13, 2003 “5/23 Corp” changed its name to TM Systems II, Inc. (“TM II”). On February 6, 2003, TM II acquired certain assets of TM Systems Inc. and carries on business as TM System II, Inc. TM II’s business focus is similar to that of the Company.

Principles of Consolidation	The consolidated financial statements include the accounts of the Company (the legal parent), together with its wholly owned subsidiaries, API Electronics, TM II and the Filtran Group.

Basis of Presentation	These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are disclosed in US dollars unless otherwise indicated.

The unaudited consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. These unaudited consolidated financial statements have been prepared following the same accounting policies and methods of compilation as the audited financial statements for the fiscal year ended May 31, 2005. The disclosures provided below are incremental to those included with the audited annual consolidated financial statements. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited financial statements and notes for the year ended May 31, 2005.

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

February 28, 2006 and 2005

Cash and Cash Equivalents	Cash and cash equivalents consist of cash on hand, bank balances and investments in money market instruments with original maturities of three months or less.

Marketable Securities	Temporary investments are stated at the lower of cost and market value.

Inventory	Raw materials are recorded at the lower of cost and net realizable value. Finished goods and work in process are stated at the lower of cost, which includes material, labor and overhead, and net realizable value. Cost is generally determined on a first-in, first-out basis.

Capital Assets	Capital assets are recorded at cost less accumulated amortization and are amortized using the straight-line basis over the following periods:

Buildings	20 years
Computer equipment	3 years
Computer software	3 years
Furniture and fixtures	5 years
Machinery and equipment	Ranging from 5 to 10 years
Vehicles	3 years
Website development	3 years

Goodwill	Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. Management has determined there is no impairment in goodwill as of February 28, 2006.

Intangible Assets	Intangible assets that have a finite life are amortized using the following basis over the following period:

	Non-compete agreements	Straight line over 5 years
	Customer contracts	Based on income earned

Income taxes	The Company accounts for income taxes under the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

February 28, 2006 and 2005

Contract Revenue	Revenue from contracts is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Provisions for warranty claims and other allowances are made based on contract terms and prior experience.

Non-Contract Revenue	The Company recognizes non-contract revenue when it is realized or realizable and earned. The Company considers non-contract revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Delivery does not occur until products have been shipped and risk of loss and ownership has transferred to the client.

Research and Development Expenses	Research and development expenses are recorded at net of applicable investment tax credits.

Stock-Based Compensation Plans	Effective June 1, 2004, the Company adopted the revised CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-based Payments” which requires the application of a fair value method of accounting to all stock-based compensation payments to employees and non-employees. Under this method, the Company is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. In accordance with the transitional provisions of Section 3870, the Company has retroactively applied the fair value method of accounting, without restatement, to stock option awards and warrant extensions granted since June 1, 2002 using the Black-Scholes option pricing model. The Company has a stock-based compensation plan, which is described in Note 8(d).

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

February 28, 2006 and 2005

Financial Instruments	The Company’s financial instruments include certain instruments with short-term maturity and long-term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from its financial instruments.

The Company carries out a portion of transactions in foreign currencies. Included in the Company’s cash, marketable securities, accounts receivable, accounts payable and bank indebtedness are balances denominated in Cdn dollars in the amounts of $308,825 (May 31, 2005 - $97,086), $2,921 (May 31, 2005 - $302,921), $722,771 (May 31, 2005 - $800,316), $905,583 (May 31, 2005 - $825,646) and $180,000 (May 31, 2005 - $220,000) respectively.

Foreign Currency Translation	The Company’s functional currency is United States Dollars and the consolidated financial statements are stated in United States dollars, “the reporting currency”. Integrated operations have been translated from Canadian dollars into United States dollars at the year-end exchange rate for monetary balance sheet items, the historical rate for non-monetary balance sheet items, and the average exchange rate for the year for revenues, expenses, gains and losses. The gains or losses on translation are included in net income (loss) for the period.

Self-sustaining operations are translated at current rates of exchange. All exchange gains and losses will be accumulated in the foreign exchange translation account on the balance sheet.

Accounting Estimates	The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. By their nature, these estimates are subject to uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

February 28, 2006 and 2005

1.	Asset Purchase Agreements

(a) On March 31, 2004, the Company entered into an agreement to purchase certain assets of Islip Transformer & Metal Inc. The assets include certain Department of Defense contracts, the seller’s CAGE code, the right to use the seller’s name, all test fixtures, test equipment, plans, specifications and files relating to previous contracts performed, inventory and equipment. The consideration for the assets was $50,000 plus 10% of the amount of confirmed orders received pursuant to the terms of the contract.

The assets acquired at fair value, as at March 31, 2004 are as follows:

Inventory	$10,000
Machinery and Equipment	39,000
Goodwill	1,000

Fair value of assets acquired	$50,000

(b) On August 29, 2005, the Company entered into an agreement to purchase certain assets of Sensonics, Inc. (“Sensonics”) The assets include certain contracts, the seller’s CAGE code, the right to use the seller’s name, all test fixtures, test equipment, plans, specifications and files relating to previous contracts performed, inventory and equipment. The consideration for the assets was $200,000 payable solely from 25% of the Gross Profit earned by API Electronics Inc. on all orders or contracts received by it on or after August 29, 2005, for product previously manufactured or sold by Sensonics.

The assets acquired at fair value, as at August 29, 2005 are as follows:

Inventory	$49,000
Machinery and Equipment	35,000
Customer Contracts	116,000

Fair value of assets acquired	$200,000

2.	Marketable Securities

	Market Value	February 28 2006	May 31 2005
Shares in Canadian venture issuers	$12,121	$2,545	$2,325
Units in Canadian publicly traded income trust	—	—	238,759
Shares in U.S. publicly-traded issuer	—	—	88,771

	$12,121	$2,545	$329,855

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollar)

February 28, 2006 and 2005

3.	Inventories

	February 28 2006	May 31 2005
Raw Materials	$962,018	$931,984
Work in Process	1,493,141	1,224,922
Finished Goods	1,443,966	1,101,950

	$3,899,125	$3,258,856

4.	Capital Assets

	February 28, 2006
	Cost	Accumulated Amortization	Net Book Value
Land	$439,457	$—	$439,457
Buildings	2,495,604	635,023	1,860,581
Computer equipment	182,781	175,186	7,595
Computer software	193,666	187,857	5,809
Furniture and fixtures	119,826	91,810	28,016
Machinery and equipment	2,369,762	1,708,535	661,227
Vehicles	51,136	39,926	11,210
Web site development costs	30,826	30,826	—

	$5,883,058	$2,869,163	$3,013,895

	May 31, 2005
	Cost	Accumulated Amortization	Net Book Value
Land	$434,411	$—	$434,411
Buildings	2,431,999	496,884	1,935,115
Computer equipment	155,397	137,311	18,086
Computer software	167,819	137,209	30,610
Furniture and fixtures	97,200	69,426	27,774
Machinery and equipment	2,124,131	1,507,303	616,828
Vehicles	47,003	29,432	17,571
Web site development costs	30,826	30,826	—

	$5,488,786	$2,408,391	$3,080,395

Included in machinery and equipment is $168,449 (May 31, 2005 - $168,449) of property held under capital leases.

Depreciation and amortization expense related to capital assets amounted to $264,087 (2005 - $277,152). Of this amount $142,220 (2005 - $133,303) was included in cost of sales.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

February 28, 2006 and 2005

5.	Intangible Assets

	February 28 2006	May 31 2005
Non-compete agreements	$867,799	$867,799
Less: Accumulated amortization	(568,684)	(439,877)
Customer contracts	1,831,784	1,715,784
Less: Accumulated amortization	(807,315)	(573,480)

	$1,323,584	$1,570,226

Amortization expense related to intangible assets amounted to $360,642 (2005 - $317,432).

6.	Bank Indebtedness

	February 28, 2006	May 31, 2005
The Company’s wholly owned subsidiary, API Electronics has a working capital line of credit of $500,000. The credit is secured by all of its assets pursuant to a general security agreement. The bank indebtedness is due on demand and bears interest at prime plus 1%.	$77,000	$167,000

The Company’s wholly owned subsidiary, Filtran Limited has a working capital line of credit in the amount of $796,000 ($1,000,000 Cdn$) with a major Canadian bank. The interest on any borrowed funds is charged at prime. The agreement also allows Filtran to lease an asset at prime plus 1% up to $33,000. The lender has a general security agreement and a 1st Collateral Mortgage on Filtran’s assets and building.	156,848	175,090

	$233,848	$342,090

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

February 28, 2006 and 2005

7.	Long-term Debt

	February 28 2006	May 31 2005
Mortgage payable, secured by real estate, repayable in blended monthly installments of $3,133 at an interest rate of 8.75%	$9,333	$33,005
Various equipment capital leases, with monthly lease payments of $3,760 including interest at approximately 9%, secured by the leased assets	52,199	87,026
Promissory note, repayable based on 25% of the Gross Profit earned by the Company on all orders or contracts received by it on or after August 29, 2005, for product previously manufactured or sold by Sensonics.	200,000	—

	261,532	120,031
Less: Current portion	154,847	78,519

	$106,685	$41,512

As at February 28, 2006 the fair market value of the long-term debt approximated its book value. The fair value has been estimated by discounting future cash flows at a rate offered for debt of similar maturities and credit quality.

The debt is repayable over the next four fiscal years is as follows:

2006 (Three Months)	$120,020
2007	136,900
2008	2,584
2009	2,028

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

February 28, 2006 and 2005

8.	Share Capital

a)	Authorized

Unlimited special shares

Unlimited common shares

(b)	Issued Common Shares

	Number of Shares	Consideration
Balance at May 31, 2004	2,384,131	$10,220,297
Shares issued upon exercise of stock options	440,000	2,798,200
Shares repurchased	(139,735)	(519,801)

Balance at May 31, 2005	2,684,396	12,498,696

Shares repurchased	(269,092)	(1,252,907)
Shares issued upon exercise of stock options	400,000	1,905,400

Balance at February 28, 2006	2,815,304	$13,151,189

(c)	Warrants

Common shares purchase warrants (“Warrants”)

As at February 28, 2006 there are no Warrants outstanding and exercisable:

The continuity of common share purchase warrants is as follows:

Warrants outstanding, May 31, 2004	594,916
Expired – June 2004	(50,000)
Expired – February 2005	(379,958)

Warrants outstanding, May 31, 2005	164,958
Expired – August 2005	(164,958)

Warrants outstanding, February 28, 2006	—

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

February 28, 2006 and 2005

8.	Share Capital (continued)

(d)	Stock Options:

On August 1, 2003, the board of directors of the Company authorized a new stock option plan (“2003 Option Plan”) for directors, officers, employees, and consultants of the Company and its subsidiaries, which reserves an aggregate of 460,326 Common Shares for issuance on the exercise of such options. The 2003 Option Plan supplants and replaces the Company’s then existing 1995 stock option plan (“Former Plan”). The terms of the 2003 Option Plan restrict options granted, at any one point in time, to a maximum of 20% of the outstanding Common Shares. The maximum term of any option granted is five years. The 2003 Option Plan was approved by the Company stockholders at the 2003 Annual Meeting.

As at February 28, 2006 the following options are outstanding:

Issued to	Number Outstanding	Exercise Price	Expiry Date
Directors	5,000	$4.50	August 31, 2006
Directors	5,000	$7.50	August 31, 2006
Directors	500,000	$4.61	January 27, 2011

The continuity of stock options is as follows:

	Number of Options	Weighted Average Price
Options outstanding, May 31, 2004	550,000	$6.70

Cancelled – July, 2004	(440,000)	(6.00)
Reissued – July, 2004	440,000	3.50

Expired – August, 2004	(50,000)	(8.00)
Expired – December, 2004	(50,000)	(12.00)

Cancelled – January, 2005	(440,000)	(3.50)
Reissued – January, 2005	440,000	2.40
Exercised – January, 2005	(440,000)	(2.40)

Issued – January, 2005	400,000	2.50

Options outstanding and exercisable – May 31, 2005	410,000	$2.59

Exercised – January, 2006	(400,000)	(2.40)
Issued – January, 2006	500,000	4.61

Options outstanding and exercisable – February 28, 2006	510,000	4.62

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

February 28, 2006 and 2005

8.	Share Capital (continued)

(e)	Stock-based Compensation

(i) Effective June 1, 2004, the Company adopted the revised CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-based Payments” which requires the application of a fair value method of accounting to all stock-based compensation payments to employees. Under this method, the Company is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. In accordance with the transitional provisions of Section 3870, the Company has retroactively applied the fair value method of accounting, without restatement, to stock option awards and warrant extensions granted since June 1, 2002 using the Black-Scholes option pricing model. An adjustment to the opening deficit at June 1, 2004 in the amount of $1,876,956 has been recorded representing the total stock-based compensation expense had the fair value method been used for employee stock options granted and warrants modified after June 1, 2002. The offset to deficit is an increase in contributed surplus in the amount of $1,876,956 resulting in no net change to shareholders’ equity.

The employee stock-based compensation expense recognized in the income statement for the period ended February 28, 2006 is $1,500,000 (2005 - $933,000):

The Company uses the Black-Scholes option pricing model to estimate the fair value at the date of grant of options using the following assumptions:

	February 28, 2006	February 28, 2005
Risk free interest rate (%)	2.5%	2 to 3.97
Expected volatility (%)	80	68
Expected life (in years)	5	0.37 to 4.667
Expected dividend yield (%)	0	0

API ELECTRONICS GROUP CORP.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

February 28, 2006 and 2005

8.	Share Capital (continued)

(f)	Contributed Surplus

Contributed Surplus consists of the following:

	February 28, 2006	May 31, 2005
Consultant stock options granted April 1, 2004 expiring August 15, 2004 and December 31, 2004	$25,100	$25,100
June 1, 2004 restatement – fair value of stock options granted and warrants modified	1,876,956	1,876,956
Employee stock options modified on July 26, 2004 and January 3, 2005	215,400	215,400
Employee stock options granted on January 4, 2005	690,000	690,000
Employee stock options granted on January 27, 2006	1,500,000	—
Stock options exercised	(2,647,600)	(1,742,200)
Common share buyback	(448,147)	(203,488)

	$1,211,709	$861,768

(g)	Common Share Buyback

During the period ended February 28, 2006 the Company acquired 269,092 (May 31, 2005 – 139,735) common shares at a total cost of $1,497,566 (May 31, 2005 - $723,289).

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

February 28, 2006 and 2005

9.	Cash Flow Information

(a)	Changes in non-cash working capital are as follows:

	Nine Months ended		Three Months ended
	February 28, 2006	February 28, 2005	February 28, 2006	February 28, 2005
Accounts receivable	$323,583	$115,135	$351,434	$215,897
Inventory	(492,170)	(338,933)	(302,340)	(9,716)
Prepaid expenses	(158,615)	(51,957)	(52,162)	(21,520)
Accounts payable	434,385	(345,131)	235,716	(206,639)
Deferred revenue	(573,178)	368,891	(15,561)	37,057

	$(465,995)	$(251,995)	$217,087	$15,079

(b)	Supplemental Cash Flow Information

	Nine Months ended		Three Months ended
	February 28, 2006	February 28, 2005	February 28, 2006	February 28, 2005
Cash paid for interest	$30,555	$11,622	$9,696	$4,804

(c)	Non-Cash Transaction

	Nine Months ended		Three Months ended
	February 28, 2006	February 28, 2005	February 28, 2006	February 28, 2005
Options granted to employees	$1,500,000	$918,000	$1,500,000	$698,000
Options granted to consultants	—	15,000	—	15,000

	$1,500,000	$933,000	$1,500,000	$713,000

10.	Change in Accounting Policy

During fiscal 2004, the Company changed its accounting policy for the amortization of customer contracts from the straight line basis to a basis which more closely matches the revenue earned from these contracts to the amortization for the year. The effect of this change was a reduction of amortization in 2004 of $135,881. The change was accounted for on a retroactive basis with restatement of the prior year figures. The effect of the change was to increase amortization in the 2003 year by $48,531, the deficit of the 2003 year by $48,531 and reduce the 2004 year deficit by $87,350.

11.	Related Party Transactions

(a) Included in general and administrative expenses are consulting fees of $45,479 (2005 - $42,590) paid to an individual who is a director and officer of the Company and rent, management fees, and office administration fees of $137,523 (2005 - $137,523) paid to a corporation in which two of the directors are also directors of the Company.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

February 28, 2006 and 2005

11.	Related Party Transactions (continued)

(b) Included in accounts payable at year end are amounts payable to an individual who is a director of the Company for consulting fees and expenses in the amount of $5,228 (May 31, 2005 - $12,106)

(c) Included in other income is a gain on sale of marketable securities of CECO Environmental Corp. in the amount of $70,462 (2005 - $Nil). CECO Environmental Corp. is a corporation in which two of its directors are also directors of the Company.

These related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties.

12.	Per Share Data

Basic earnings per share was calculated using the weighted average number of shares issued and outstanding for the period ended February 28, 2006 in the amount 2,601,350 (2005 – 2,479,821). Fully diluted earnings per share were not calculated for the periods ended February 28, 2006 and February 28, 2005 as it is anti-dilutive.

13.	Economic Dependence

The U.S. Department of Defense (directly and through subcontractors) accounts for a significant portion of the Company’s revenue. Management has determined that the Company is not economically dependent on this business as, if necessary; it could re-deploy resources to further service the commercial/industrial user.

14.	Commitments and Contingencies

(a)	Rent

The following is a schedule by years of approximate future minimum rental payments under operating leases that have remaining non-cancelable lease terms in excess of one year as of February 28, 2006.

2006 (Three Months)	$10,493
2007	14,030
2008	5,634

Included in selling expenses are rental charges on these leases of $20,791 (2005 - $20,700).

(b)	401(k) Plan

During 1998, the Company adopted a 401(k) deferred compensation arrangement. Under the provision of the plan, the Company is required to match 50% of employee contributions up to a maximum of 3% of the employee’s eligible compensation. Employees may contribute up to a maximum of 15% of eligible compensation. The Company may also make discretionary contributions up to a total of 15% of eligible compensation. During the period ended February 28, 2006, the Company incurred $19,709 (2005 - $15,416) as its obligation under the terms of the plan, charged to general and administrative expense.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

February 28, 2006 and 2005

15.	Comparative Figures

Comparative figures have been reclassified to conform to the current period presentation.

16.	Subsequent Events

On March 16, 2006, API signed a letter of intent with Rubincon Ventures, Inc. to enter into a combination agreement to combine the two entities. The agreement between the two companies provides that shareholders of API will receive (i) 10 common shares of a Canadian subsidiary of Rubincon Ventures which are exchangeable on a share for share basis for shares of Rubincon Venture for each share of API, or (ii) 10 shares of Rubincon Ventures for each share of API. The new entity created by the business combination will be known as API Nanotronics Corp. Current API management will manage the combined company and the board of directors will be controlled by current members of board of directors of API. The completion of the transaction is subject to the approval of the shareholders of both companies and the completion of the required legal and regulatory documentation.

API ELECTRONICS GROUP CORP.

FORM 52-109F2

CERTIFICATION

I, Phillip DeZwirek, Chief Executive Officer of API Electronics Group Corp. certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of API Electronics Group Corp. (the “Issuer”) for the period ending February 28, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings; and

4.	The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

DATED as of April 28, 2006.

API ELECTRONICS GROUP CORP.

Per:	(signed) “Phillip DeZwirek”
PHILLIP DEZWIREK
Chief Executive Officer

API ELECTRONICS GROUP CORP.

FORM 52-109F2

CERTIFICATION

I, Claudio Mannarino, Chief Financial Officer of API Electronics Group Corp. certify that:

5.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of API Electronics Group Corp. (the “Issuer”) for the period ending February 28, 2006;

6.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

7.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings; and

8.	The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

DATED as of April 28, 2006.

API ELECTRONICS GROUP CORP.

Per:	(signed) “Claudio Mannarino”
CLAUDIO MANNARINO
Chief Financial Officer